Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

August 10, 2006

Trading Symbol: TSX: RNG
Amex: RNO

Rio Narcea Reports Continued Stronger Earnings and Cash Flow For the Second Quarter 2006
Net Income of $5.6 million on Revenues of $53.3 million
$14.8 million operating cash flow
(All amounts are reported in U.S. dollars unless otherwise indicated)

Toronto, Ontario – **Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or "the Company")** today announced its results for the second quarter ended June 30, 2006.

Financial Results

For the second quarter ended June 30, 2006, Rio Narcea reported net income of $5.6 million or $0.04 per share on total revenues of $53.3 million. This compares to a net loss of $5.4 million and $0.03 per share on revenues of $32.3 million in the same period in 2005. Revenues from nickel operations totalled $36.9 million for the second quarter of 2006, compared with $17.2 in the same period of 2005. Revenues from gold operations for the second quarter of 2006 were $16.4 million, of which $3.3 million were sales from Nalunaq ore, compared with $15.0 million, of which $6.2 was from Nalunaq ore, during the second quarter of 2005.

Operating cash flow provided by the Aguablanca nickel operation was $14.2 million in the second quarter of 2006, which contributed to positive operating cash flow of $14.8 million for the quarter compared to $1.8 million in the same period of the prior year. Cash provided by operating activities before changes in components of working capital was $23.1 million [a].

Net income for the second quarter of 2006 includes a predominantly non-cash derivative loss of $20.8 million resulting from the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company as a requirement for the project finance of its Aguablanca nickel operation.

For the six months ended June 30, 2006, the Company reported net income of $8.5 million or $0.05 per share on total revenues of $100.7 million. This compares to a net loss of $20.7 million or $0.13 per share on total revenues of $41.3 million for the same period in 2005. Operating cash flow for the first half of 2006 was $16.6 million, compared with ($8.8) million in 2005.

The positive operating cash flow during the first half of 2006 was mainly attributable to the increase in nickel sales and to mining the lowest cost areas at the El Valle and Carlés gold mines. Cash provided by operating activities before changes in components of working capital amounted to $35.2 million in the first half of 2006, compared to ($2.8) million in the same period of 2005. [a]

[a] Refer to Non-GAAP measures section of the MD&A.

A complete set of Rio Narcea's Quarterly Report to Shareholders with Management Discussion and Analysis for the second quarter-ended June 30, 2006 will be posted on our website at www.rionarcea.com and has been filed with Sedar at www.sedar.com.

"The impressive increase in revenues and net income in the second quarter and six months of 2006 further highlights the progress made by Rio Narcea in this new phase of the Company's growth," said Chris von Christierson, Chairman and Chief Executive Officer. "We remain optimistic about Aguablanca's continued strong cash flow generation and the timely construction of the Tasiast project in Mauritania. We are also continuing to investigate new business opportunities in the pursuit of our growth objectives."

Selected Quarterly Information
($000 except where stated)

	Three Months Ended June 30, [a]		Six Months Ended June 30, [a]	
	2006	2005	**2006**	2005
Revenues	**53,288**	32,269	**100,689**	41,300
Net income (loss)	**5,623**	(5,379)	**8,529**	(20,708)
Net income (loss) per share – basic	**0.04**	(0.03)	**0.05**	(0.13)
Net income (loss) per share – diluted	**0.03**	(0.03)	**0.05**	(0.13)
Cash flow provided by (used in) operating activities	**14,754**	1,773	**16,586**	(8,818)

[a] Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore.

	June 30, 2006	December 31, 2005
Cash and cash equivalents	**72,203**	53,624
Total assets	**317,319**	249,217
Long-term debt	**54,958**	15,982
Dividends declared per share	**-**	-

Other Second Quarter Highlights

- Production from Aguablanca of 3.6 million pounds of nickel and 3.5 million pounds of copper. Sales of 3.1 million pounds of nickel at a cash cost of $2.57 per pound[a].
- $42.5 million project finance for the construction of Tasiast finalized.
- Construction of Tasiast project continues on time. Total projected capital expenditures for the project have been increased from $65 million to $73 million.
- $72.2 million held in cash and cash equivalents.
- Collective redundancy agreement reached with the local unions and mine workers with respect to closure of the El Valle and Carlés gold operations.

Review of Operations

Aguablanca nickel operation

The Company produced 3.6 million pounds of nickel and 3.5 million pounds of copper during the second quarter of 2006, from processing 359,681 tonnes of ore. Head grades during the quarter were 0.61% and 0.49% for nickel and copper, respectively. This compares with processing 285,224 tonnes of ore which generated 2.6 million pounds of nickel and 2.8 million pounds of copper in the second quarter of 2005. Nickel recoveries in the second quarter of 2006, which were lower than the first quarter of 2006 due to lower head grades, were 73.2%. Copper recoveries quarter-on-quarter were slightly improved at 91.2%.

Throughput improved 14% during the second quarter of 2006 compared to the first quarter of 2006 and 31% compared to the fourth quarter of 2005. Nickel head grade dropped from 0.68% in the first quarter of

2006 (and an average of 0.76% during year 2005) to 0.61% during the second quarter of 2006 as a result of mining a lower grade section of the open pit.

Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
Ore milled (tonnes)	**359,681**	285,224	**674,411**	464,669
Nickel head grade (%)	**0.61**	0.64	**0.64**	0.66
Copper head grade (%)	**0.49**	0.49	**0.51**	0.52
Nickel recovery (%)	**73.2**	63.7	**74.3**	61.6
Copper recovery (%)	**91.2**	92.3	**91.1**	88.3
Nickel production (000 lb)	**3,558**	2,563	**7,099**	4,124
Copper production (000 lb)	**3,515**	2,843	**6,927**	4,606
Cash cost [a]	**2.57**	4.05	**2.73**	4.03

[a] Refer to Non-GAAP measures section of the MD&A.

Since January 1, 2006, the plant has been treating an average of 187 tonnes per hour ("tph") or approximately 1.3 million tonnes per annum with plant availability of 83%. Plant availability improved to 85% in the second quarter of 2006 from 81% in the first quarter of 2006 and is expected to improve further during the third quarter of this year. During June 2006, the mill rate averaged 210 tph, which is attributable to the installation of a new conveyor system that enables crushed pebbles to bypass the SAG mill and feed directly into the ball mill. Further increases in throughput up to 235 tph (equivalent to 1.8 million tons per annum) should be achievable during the second half of the year, once the new secondary crusher, commissioning of which commenced in July 2006, is fully operational.

Grades of nickel and copper in the bulk concentrate during the second quarter of 2006 were 6.6% nickel and 6.5% copper, compared to 7.2% nickel and 6.8% copper during the first quarter of 2006 (6.6% nickel and 5.2% copper during the fourth quarter of 2005). The temporary decline in concentrate grade is attributable to both the lower head grades and the back end upgrade of the plant (piping and pumping) for the 235 tph expansion.

Mine production performed well during the quarter, with mining rates conforming to plant production.

Tasiast gold project

Construction of Tasiast continues to be on time and is expected to be completed during the first half of 2007, with first gold production thereafter. As of June 30, 2006, all engineering has been completed and all orders have been procured with the exception of some plant piping. Civils and construction of both the camp and plant are 71% and 58% complete, respectively.

As of the date on this release, the access road is almost complete, work on the tailings facility has commenced and 62km of water pipeline have been laid with pressure testing in progress. The power plant is expected to be installed and operational in December and the mining contractor has been appointed.

The total budget for construction of Tasiast, including working capital and owner's costs, has been revised to $73 million from $65 million as previously reported, of which $34 million had already been spent as at June 30, 2006. The increase has occurred in the following areas: power plant ($1.3 million), tailings facility ($2.9 million), project camp ($1.9 million) additional geotechnical and condemnation drilling ($1.0 million) and project management costs.

On June 29, 2006, the Company concluded a project debt agreement with Macquarie Bank Ltd. to finance the construction of the Tasiast project. Under this agreement, the Company received a term loan of $42.5 million that was fully drawn down on June 30, 2006. In terms of the agreement, the Company was required to commit to a gold hedging facility and accordingly has contracted to cover 280,000 ounces of gold production until March 31, 2012 by way of a zero-cost collar, with a put strike of $600 per ounce and a call strike of $795 per ounce. Remaining project expenditures will be financed by a combination of project debt and the Company's existing cash.

El Valle and Carlés gold operations

During the second quarter of 2006, the Company's own underground gold operations in northern Spain produced 16,183 ounces of gold as compared with 13,459 ounces of gold in the same period of 2005. Sales from gold operations amounted to $13.2 million in the second quarter of 2006, while cost of sales for those operations were $8.1 million ($8.8 million and $7.2 million, respectively, in the same period of 2005). The El Valle plant processed 135,289 tonnes of the Company's own ore at an average gold grade of 4.1 g/t, compared with 84,476 tonnes with an average grade of 5.2 g/t gold in the prior year period. Recoveries averaged 91.4% in the second quarter of 2006 compared to 95.7% a year earlier. No Nalunaq ore was treated during the second quarter of 2006, whereas the plant processed 48,213 tonnes of Nalunaq ore during the second quarter of 2005 (36% of plant capacity).

During the first six months of 2006, the Company's own underground gold operations produced 29,650 ounces of gold as compared with 36,894 ounces of gold in the same period of 2005. Sales from gold operations amounted to $20.3 million in the first half of 2006, while cost of sales for those operations were $16.1 million ($17.9 million and $16.8 million, respectively, in the same period of 2005). The El Valle plant processed 222,643 tonnes of the Company's own ore at an average gold grade of 4.5 g/t, compared with 229,593 tonnes with an average grade of 5.4 g/t gold in the prior year period. Recoveries averaged 91.8% in the first half of 2006 compared to 93.2% a year earlier. In addition, the plant processed 33,993 tonnes of Nalunaq ore during the first half of 2006 (13% of plant capacity), compared to 48,213 tonnes treated in the same period of 2005 (17% of plant capacity).

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, the cessation of production and the closure of both the El Valle and Carlés mines will take place no later than the end of 2006. Pursuant to this decision, remaining mining is being concentrated in developed areas with better rock conditions and higher grades and there will be no further investment in underground development. On June 22, 2006, the Company reached a collective redundancy agreement with the local unions and mine workers with respect to the closure of the El Valle and Carlés gold operations. Subsequently, on July 5, 2006, that agreement received the approval of the Spanish labour authorities, a requirement when redundancy affects more than 10% of the workforce. As a result of this agreement, closure costs are now estimated at $4,695,500 as at June 30, 2006.

In reaching this decision, the Company was significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the "change of land use" required to develop the Salave gold project located some 70 km west of the El Valle. The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, with improved economics.

On March 9, 2006, the Company gave notice to Nalunaq that the existing milling agreement will terminate on September 30, 2006. The Company expects two further shipments of Nalunaq ore will be processed during the remainder of 2006.

Summary of El Valle and Carlés Gold Operations

	Three Months Ended June 30,			
	2006 [a]		2005	
	Rio Narcea's operations	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**135,289**	84,476	48,213	132,689
Grade (g/t)	**4.1**	5.2	15.3	8.8
Recovery (%)	**91.4**	95.7	96.6	96.2
Gold production (oz)	**16,183**	13,459	22,840	36,299

[a] There was no processing of Nalunaq ore in the second quarter of 2006.

	Six Months Ended June 30, [a]					
	2006			2005		
	Rio Narcea's operations	**Nalunaq ore**	**Total**	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**222,643**	**33,993**	**256,636**	229,593	48,213	277,806
Grade (g/t)	**4.5**	**21.7**	**6.8**	5.4	15.3	7.1
Recovery (%)	**91.8**	**96.2**	**93.7**	93.2	96.6	94.5
Gold production (oz)	**29,650**	**22,798**	**52,448**	36,894	22,840	59,734

[a] There was no processing of Nalunaq ore in the second quarter of 2006 and in the first quarter of 2005.

Salave gold project

In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe Rio Narcea should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Exploration Projects

The Company has active exploration projects on both the Iberian Peninsula and in Mauritania. The following is a brief update of each project.

Ossa Morena (Spain and Portugal)

Regional exploration focused on the evaluation of nickel and gold stream sediment anomalies obtained from a geochemical survey. In addition, continued evaluation of the Guijarro-Chocolatero gold project has outlined new targets. Guijarro-Chocolatero is one of several gold targets along the Bodonal-Cala gold belt where the Company has been evaluating the potential for large iron-copper-gold systems. Drill testing of new targets is planned for the third quarter.

The Company is also discussing potential agreements for further exploration on previously identified nickel targets within the Ossa Morena zone with a number of companies.

Mauritania

A preliminary review of the exploration database on the Company's extensive 16,000 square kilometre land position in Mauritania has indicated that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host nickel as well as gold mineralization.

On one of the licence blocks, the airborne geophysical data has delineated several coincident magnetic highs and radiometric lows which could be directly related to mafic – ultramafic bodies. One of the best anomalies measures 4 kilometres long by 2 kilometres wide.

The Company is planning to commence active exploration on its Mauritanian land holdings in the latter half of 2006.

Corcoesto (Galicia,Spain)

In March 2005, the Company entered into a Joint Venture agreement with Kinbauri Gold Corporation ("Kinbauri") under which Kinbauri can earn up to a 65% interest in the project by expending €4.0 million ($5.1 million) over five years. In 2005 Kinbauri conducted 2,245 metres of core drilling in 12 holes. The second phase of the exploration program began in late January comprising additional soil geochemistry, trenching and core drilling of seven additional holes. Results of these initial drill holes have been reported by Kinbauri. An updated 43-101 compliant resource determination is currently being completed by Kinbauri, which plans to resume drilling in late August.

El Valle (Spain)

The only gold exploration carried out by the Company at or near the El Valle mine was in "Area 107", located close to the existing underground operations. Drilling here encountered a number of high grade gold intersections, however drilling has been suspended owing to the planned closure of the operation. The mineralization remains open at depth and along strike.

The Company is evaluating options to advance exploration in this area.

Exploration Agreements

The Company has other agreements for exploration on its properties with C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in the Navelgas belt, Asturias, Spain). The exploration results arising from these agreements are reported by each partner.

Conference Call and Webcast

On Monday, August 14, 2006 at 10:30a.m. (EST) management will host a conference call and webcast to discuss the Company's first quarter results. In order to join the conference call, in the **U.S. and Mexico please dial 1-877-461-2814** and in **Canada and outside North America please dial 1 (416) 695-5259**. The conference call will be broadcast live as well as recorded and archived on the web at www.rionarcea.com or www.ccnmatthews.com/RioNarceaQ22006. In order to access this service, you will need to have Windows Media Player installed on your computer.

A **replay** of the call will be available until August 21, 2006 by dialing 1 (416) 695-5275 or 1 (888) 509-0081, passcode 628913. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it's at El Valle and Carlés projects in northern Spain. Closure of the northern Spanish gold mines is planned for by the end of 2006. Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain "forward looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.
Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth
Roth Investor Relations, Inc.
Tel. +1 732 792 2200
Email: michelleroth@rothir.com

Web Site: www.rionarcea.com